12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
June 25, 2013	Frankfurt	San Diego
	Hamburg	San Francisco
VIA EDGAR AND HAND DELIVERY	Hong Kong	Shanghai
	Houston	Silicon Valley
Jeffrey P. Riedler	London	Singapore
Assistant Director	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
Securities and Exchange Commission

100 F Street, N.E.	FOIA Confidential Treatment Request
Washington, D.C. 20549	Under 17 C.F.R. §200.83

Re:	Conatus Pharmaceuticals Inc.
Registration Statement on Form S-1 (File No. 333-189305)

Dear Mr. Riedler:

On behalf of Conatus Pharmaceuticals Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the review by the Staff of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). The purpose of this letter is to provide supplemental information to the Staff regarding the estimated public offering price per share for the Company’s proposed initial public offering (the “IPO”) pursuant to the Registration Statement and the accounting treatment for share-based compensation, to assist the Staff in its review of the Registration Statement. We are respectfully requesting confidential treatment for the redacted portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

ESTIMATED PUBLIC OFFERING PRICE

The Company advises the Staff that it presently estimates, based in part on input recently received from the underwriters (the “Underwriters”) for the IPO, that the public offering price per share for the IPO will be between $[***] and $[***] (without giving effect to a reverse stock split that the Company expects to effect prior to the offering), with a midpoint of the estimated range of $[***] (the “Preliminary Assumed IPO Price”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the Underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00 or 10% of the low end of the range, unless otherwise approved by the Staff.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted information.

June 25, 2013

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company’s discussion of share-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Share-Based Compensation” (the “Section”), which has previously been filed and is included on pages 50 through 54 of the Registration Statement. As described in the Section, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (the “AICPA”), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).

In addition, as described in the Section, the Company’s Board of Directors has historically considered various objective and subjective factors to determine the fair value of the Company’s common stock, including: the conclusions of contemporaneous valuations of the common stock by an unrelated valuation specialist, external market conditions affecting the biopharmaceutical industry, trends within the biopharmaceutical industry, the superior rights and preferences of the Company’s preferred stock relative to the common stock at the time of each grant, the Company’s results of operations and financial position, the status of the Company’s research and development efforts, the Company’s stage of development and business strategy, the lack of an active public market for the Company’s common stock and preferred stock, and the likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions, and then used either the Option Pricing Method (“OPM”) or the Probability Weighted Expected Return Method (“PWERM”) to allocate the fair value of the Company to each class of the Company’s stock, both of which are accepted valuation methods under the AICPA Practice Guide.

MOST RECENT FAIR VALUE DETERMINATION

As described in the Section, on March 7, 2013, the date of the Company’s most recent stock option grants, the Company determined the fair value of its common stock to be $0.28 per share using the PWERM allocation method. On March 31, 2013, the Company determined the fair value of its common stock to be $0.29 per share (the “Estimated Fair Value”) using the PWERM allocation method. The fact that the fair value remained substantially unchanged during the period between such determinations is consistent with the fact that there were no significant developments with respect to the Company during such period.

June 25, 2013

COMPARISON OF ESTIMATED FAIR VALUE AND ASSUMED IPO PRICE

The Company respectfully submits that there are several factors that account for the difference between the Estimated Fair Value and the Preliminary Assumed IPO Price, including: (i) differences in valuation methodology applied at this time versus the valuation methodology applied previously; (ii) recent positive developments with respect to the Company’s lead compound, emricasan; and (iii) the conversion of 15,576,789 shares of the Company’s convertible preferred stock into 1,557,678 shares of common stock that occurred subsequent to March 31, 2013, each as more fully described below. Absent these factors, the Preliminary Assumed IPO Price would correlate to the Estimated Fair Value of $0.29 per share.

The Preliminary Assumed IPO Price was derived using a combination of valuation methodologies, including: (i) a discounted cash flow model; (ii) a comparison of comparable company valuations at the time of their IPO; and (iii) a comparison of similar public companies.

The primary factor that accounts for the increase in the Preliminary Assumed IPO Price over the Estimated Fair Value is that the PWERM method uses a probability weighted approach (as described in the Section), and the resulting Estimated Fair Value reflects the potential for alternative liquidity events, which decreases the Estimated Fair Value due to the combination of (i) the mix of other expected business equity values (adjusted to present value) that were lower in the alternative liquidity events scenario than in the IPO scenario and (ii) the application of a discount for lack of marketability. Conversely, the Preliminary Assumed IPO Price necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the Preliminary Assumed IPO Price was neither reduced by other expected business equity values (adjusted to present value) from other potential future liquidity events nor discounted for lack of marketability.

In addition, subsequent to March 31, 2013, the Company completed the design of its clinical studies for emricasan in patients with liver fibrosis post-orthotopic liver transplant due to Hepatitis C virus infection (“HCV-POLT”) and in patients with acute-on-chronic liver failure (“ACLF”), and, based on previous discussions with regulatory authorities in the United Kingdom and Germany, the Company believes that such studies are likely to suffice as single registration studies for each indication in the European Union if the results are compelling. Moreover, the Company filed its clinical trial application (“CTA”) for the ACLF Phase 2b study in May 2013 and received notice of acceptance of the CTA from the regulatory authority in the United Kingdom in June 2013, which will enable the Company to begin its ACLF Phase 2b study. The Company also completed its scientific advice package for HCV-POLT and submitted it to the European Medicines Agency (“EMA”) in May 2013, in connection with which face-to-face meetings with the EMA have been scheduled for July 2013. Although compelling study results and additional regulatory approvals are not guaranteed, the foregoing developments increase the likelihood of a streamlined and expedited clinical development program for emricasan and contributed to a higher enterprise value for the Company for purposes of the Preliminary Assumed IPO Price compared to valuations prior to March 31, 2013.

Finally, in May 2013, 15,576,789 shares of the Company’s convertible preferred stock were converted into 1,557,678 shares of common stock. This conversion was at a different conversion rate than what was provided for under the original conversion terms of the preferred stock, and therefore reduced the total outstanding shares of capital stock of the Company by approximately 15%, resulting in a corresponding increase in the value of each share of capital stock of the Company, irrespective of any increase in the enterprise value of the Company. Notably, this reduction in outstanding capital stock was not taken into account in fair value determinations made prior to May 2013.

June 25, 2013

The Company advises the Staff that disclosure consistent with the foregoing discussion regarding the difference between the Estimated Fair Value and the Preliminary Assumed IPO Price will be included in the next amendment to the Registration Statement.

CONCLUSION

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of OPM and PWERM, both of which are accepted valuation methods under the AICPA Practice Guide. The Company believes that the deemed per share fair values used as the basis for determining share-based compensation in connection with its stock option grants since January 1, 2011 and the Preliminary Assumed IPO Price are reasonable and appropriate for the reasons described herein and in the Section.

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Cheston J. Larson, Esq.

Cheston J. Larson, Esq. of LATHAM & WATKINS LLP

cc:	Matthew Jones, Securities and Exchange Commission
Steven J. Mento, Ph.D., Conatus Pharmaceuticals Inc.
Matthew T. Bush, Esq., Latham & Watkins LLP
Christopher G. Geissinger, Esq., Latham & Watkins LLP